Exhibit 99.1

NOTICE TO SHAREHOLDERS

DIVIDEND PAYMENT

JBS N.V. (“JBS” or the “Company”) (NYSE: JBS, B3: JBSS32) hereby informs its shareholders and the market in general that the Board of Directors, at a meeting held on March 25, 2026, approved the payment of dividends of US$ 1 per share, to be paid on June 17, 2026. Shareholders of record as of the close of trading on May 18, 2026, shall be entitled to receive the dividends.

Amstelveen, March 25, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer